UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File:  Number  1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

The information contained in Exhibit 99.1 and Exhibit 99.2 to this Form 6-K shall be incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-91102, 333-114951, 333-129430, and 333-157326) and on Form F-3 (Registration No. 333-159176) and on Form F-10 (Registration No. 333-196767) and by the registrant and John Hancock Life Insurance Company (U.S.A.) on Form F-3 (Registration Nos. 333-183233-01 and 333-183233, 333-179261-01 and 333-179261, 333-168694-01 and 333-168694, 333-196805-01 and 333-196805, respectively).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Subscription Receipt Agreement dated September 15, 2014
99.2	Private Placement Subscription Receipt Agreement dated September 15, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By: /s/ Kay Song
Name: Kay Song
Title: Assistant Corporate Secretary
Date: September 15, 2014

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Subscription Receipt Agreement dated September 15, 2014
99.2	Private Placement Subscription Receipt Agreement dated September 15, 2014